Exhibit(s)(iii)

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated__________, 2021)	Registration Statement No. 333-

Shares

Clough Global Dividend and Income Fund

Preferred Shares

The Fund is offering for sale [   ] shares of its Preferred Shares, par value $0.001 per share. The Fund’s common shares are traded on the NYSE American LLC (the "NYSE American") under the symbol “GLV”. The last reported sale price for the common shares on [   ], was $ [   ] per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in the Fund’s preferred shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the Fund(1)	$	$

(1)	The aggregate expenses of the offering (excluding underwriting discount) are estimated to be $ .

The Underwriters are expected to deliver the Preferred in book-entry form through the Depository Trust Company on or about [   ].

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. The Fund’s business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” refers to Clough Global Dividend and Income Fund. This Prospectus Supplement also includes trademarks owned by other persons.

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Q-1

TABLE OF CONTENTS

Prospectus Supplement

Page
TERMS OF PREFERRED SHARES	3
USE OF PROCEEDS	3
CAPITALIZATION	3
ASSET COVERAGE RATIO	3
SPECIAL CHARACTERISTICS AND RISKS OF THE PREFERRED	3
TAXATION	4
UNDERWRITING	4
LEGAL MATTERS	4

Q-2

TERMS OF PREFERRED SHARES

Dividend Rate	The dividend rate [for the initial dividend period](1) will be _____%.
Dividend Payment Rate	[Dividends will be paid when, as and if declared on , , and , commencing . The payment date for the initial dividend period will be .(1)]
Liquidation Preference	$____ per share
[Non-Call Period	The shares may not be called for redemption at the option of the Fund prior to .]
[Stock Exchange Listing]

(1)	Applicable only if the preferred shares being offered will have different rates over time.

USE OF PROCEEDS

The Fund estimates the total net proceeds of the offering to be $ [ ] , based on the public offering price of $ [ ] per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur because market conditions could result in Clough delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies” in the Prospectus. Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

As provided in the 1940 Act and subject to certain exceptions, the Fund may issue debt and/or preferred shares with the condition that immediately after issuance the value of its total assets, less certain ordinary course liabilities, exceed 300% of the amount of the debt outstanding and exceed 200% of the sum of the amount of debt and preferred shares outstanding. The Fund’s preferred shares, in aggregate, are expected to have an initial asset coverage on the date of issuance of approximately [ ]%.

SPECIAL CHARACTERISTICS AND RISKS OF THE PREFERRED

Reinvestment Risk. The Fund may at any time redeem shares of Preferred Shares to the extent necessary to meet regulatory asset coverage requirements. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Preferred Shares, the Fund may be obligated under the terms of the Preferred Shares to redeem shares of the Preferred Shares. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a better rate than that of the Preferred Shares.

Q-3

 Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Preferred Shares.

Redemption Risk. The Preferred Shares are not a debt obligation of the Fund. The Preferred Shares are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Preferred Shares for the full redemption price.

TAXATION

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by K&L Gates LLP, counsel to the Fund in connection with the offering of the preferred shares.

Q-4

Clough Global Dividend and Income Fund

Preferred Shares

PROSPECTUS SUPPLEMENT

, 2021